Evolving Gold Corp Lists on the TSX Venture Exchange

June 12, 2007, Vancouver, British Columbia: Evolving Gold Corporation (TSX-V:EVG) (OTCBB: EVOGF) (the “Company”) is pleased to announce that the company will be listed for trading on the TSX Venture Exchange beginning June 13, 2007 under the symbol EVG. The company will continue to be listed for trading on the OTC:BB and will no longer be listed for trading on the CNQ exchange.

Commenting on the listing CEO Robert Bick said,

“Our move to the Venture Exchange provides increased visibility for Evolving Gold’s activities. We have built a dedicated, multi-talented geology team which is one of the best in the gold exploration industry.

We have long-term financial partners committed to Evolving Gold’s success. We are building dynamic communications and web strategies to keep our shareholders and the market informed. Our experienced team of managers ties it all together with savvy risk assessment and deep management skills.

We look forward to our continuing growth on the TSX Venture”

About Evolving Gold Corp.
Evolving Gold Corp. is a gold exploration and development company working in the SW United States, in particular Nevada.

A strong team of experienced, successful geo-scientists and financial professionals positions Evolving for aggressive acquisition and exploration of prospective gold properties.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Robert Bick”
Robert Bick
CEO and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 3X8
Tel. 604-685-6375 Toll Free 866-604-3864 Email. info@evolvinggold.com Web. www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF